SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Riverbed Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

768573107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

Exhibit Index Contained on Page 16

CUSIP NO. 768573107	13 G	Page 2 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Accel VIII L.P. (“A8”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
10,410,078 shares, except that Accel VIII Associates L.L.C. (“A8A”), the general partner of A8, may be deemed to have sole power to vote these shares, and James W. Breyer (“JWB”), Arthur C. Patterson (“ACP”), James R. Swartz (“JRS”), J. Peter Wagner (“JPW”), and Theresia Gouw Ranzetta (“TGR”), the managing members of A8A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER 0 shares.
7

SOLE DISPOSITIVE POWER
10,410,078 shares, except that A8A, the general partner of A8, may be deemed to have sole power to dispose of these shares, and JWB, ACP, JRS, JPW, and TGR, the managing members of A8A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,410,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 768573107	13 G	Page 3 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Accel VIII Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
12,454,963 shares, of which 10,410,078 are directly owned by A8 and 2,044,885 are directly owned by Accel Internet Fund IV L.P. (“AIF4”).  A8A, the general partner of A8 and AIF4, may be deemed to have sole power to vote these shares, and JWB, ACP, JRS, JPW, and TGR, the managing members of A8A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER 0 shares.
7

SOLE DISPOSITIVE POWER
12,454,963 shares, of which 10,410,078 are directly owned by A8 and 2,044,885 are directly owned by AIF4.  A8A, the general partner of A8 and AIF4, may be deemed to have sole power to dispose of these shares, and JWB, ACP, JRS, JPW, and TGR, the managing members of A8A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,454,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 768573107	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Accel Internet Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,044,885 shares, except that A8A, the general partner of AIF4, may be deemed to have sole power to vote these shares, and JWB, ACP, JRS, JPW, and TGR, the managing members of A8A, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER 0 shares.
7

SOLE DISPOSITIVE POWER
2,044,885 shares, except that A8A, the general partner of AIF4, may be deemed to have sole power to dispose of these shares, and JWB, ACP, JRS, JPW, and TGR, the managing members of A8A, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,044,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 768573107	13 G	Page 5 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Accel Investors 2002 L.L.C. (“AI02”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 901,565 shares, except that JWB, ACP, JRS, JPW, and TGR, the managing members of AI02, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 901,565 shares, except that JWB, ACP, JRS, JPW, and TGR, the managing members of AI02, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,565
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 768573107	13 G	Page 6 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Burn3 L.L.C. (“Burn3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 989,374 shares, except that JRS, the manager of Burn3, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 989,374 shares, except that JRS, the manager of Burn3, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,374
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 768573107	13 G	Page 7 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Homestake Partners L.P. (“Homestake”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 494,686 shares, except that JRS, the general partner of Homestake, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 494,686 shares, except that JRS, the general partner of Homestake, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,686
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 768573107	13 G	Page 8 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James W. Breyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and JWB, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and JWB, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,356,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 768573107	13 G	Page 9 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Arthur C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and ACP, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and ACP, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,356,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 768573107	13 G	Page 10 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James R. Swartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 1,484,060 shares, of which 989,374 are directly owned by Burn3 and 494,686 are directly owned by Homestake.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and JRS, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 1,484,060 shares, of which 989,374 are directly owned by Burn3 and 494,686 are directly owned by Homestake.
8

SHARED DISPOSITIVE POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and JRS, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,840,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 768573107	13 G	Page 11 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). J. Peter Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and JPW, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and JPW, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,356,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 768573107	13 G	Page 12 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Theresia Gouw Ranzetta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and TGR, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
13,356,528 shares, of which 10,410,078 are directly owned by A8, 2,044,885 are directly owned by AIF4, and 901,565 are directly owned by AI02.  A8A is the general partner of A8 and AIF4, and TGR, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,356,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 768573107	13 G	Page 13 of 17

ITEM 1(A).

NAME OF ISSUER

Riverbed Technology, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

501 Second Street

San Francisco, CA 94107

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Accel VIII L.P. (“A8”),  Accel VIII Associates L.L.C. (“A8A”), Accel Internet Fund IV L.P. (“AIF4”), Accel Investors 2002 L.L.C. (“AI02”), Burn3 L.L.C. (“Burn3”), Homestake Partners L.P. (“Homestake”), James W. Breyer (“JWB”), Arthur C. Patterson (“ACP”), James R. Swartz (“JRS”), J. Peter Wagner (“JPW”) and Theresia Gouw Ranzetta (“TGR”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A8A, the general partner of A8 and AIF4, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A8 and AIF4.  JWB, ACP, JRS, JPW, and TGR are the managing members of A8A and AI02 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A8A and AI02.  JRS is the general partner of Homestake and the manager of Burn3, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Homestake and Burn3.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Accel Partners

428 University Avenue

Palo Alto, California  94301

ITEM 2(C)

CITIZENSHIP

A8, AIF4 and Homestake are Delaware limited partnerships.  A8A, AI02 and Burn3 are Delaware limited liability companies.   JWB, ACP, JRS, JPW and TGR are United States citizens.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 768573107

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 768573107	13 G	Page 14 of 17

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A8, AIF4 and Homestake, and the limited liability company agreements of A8A, AI02 and Burn3, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 768573107	13 G	Page 15 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007

Entities:
Accel VIII L.P.
Accel VIII Associates L.L.C.
Accel Internet Fund IV L.P.
Accel Investors 2002 L.P.
Burn3 LLC
Homestake Partners L.P.

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities*

Individuals:
James W. Breyer
Arthur C. Patterson
James R. Swartz
J. Peter Wagner
Theresia Gouw Ranzetta

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 768573107	13 G	Page 16 of 17

EXHIBIT INDEX

		Sequentially
Exhibit	Document Description	Numbered Page

A	Agreement of Joint Filing	17

CUSIP NO. 768573107	13 G	Page 17 of 17

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Riverbed Technology, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 5, 2007

Entities:
Accel VIII L.P.
Accel VIII Associates L.L.C.
Accel Internet Fund IV L.P.
Accel Investors 2002 L.P.
Burn3 LLC
Homestake Partners L.P.

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities*

Individuals:
James W. Breyer
Arthur C. Patterson
James R. Swartz
J. Peter Wagner
Theresia Gouw Ranzetta
		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.